UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 1, 2013

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11406 (Commission File Number)	52-1762325 (IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts (Address of Principal Executive Offices)	01886 (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

(a)   Agreement to Acquire Carmanah Design and Manufacturing Inc.

On November 1, 2013, Kadant Canada Corp. (Kadant Canada), a Nova Scotia unlimited liability corporation and wholly-owned subsidiary of Kadant Inc. (Kadant), entered into a Share Purchase Agreement (Purchase Agreement) with the shareholders (Sellers) of Carmanah Design and Manufacturing Inc. (Carmanah), a corporation organized under the federal laws of Canada, to acquire all the outstanding shares of Carmanah for approximately Canadian dollars (CAD) 54 million, or approximately USD 52 million, subject to a post-closing adjustment. This acquisition closed on November 6, 2013.

Pursuant to the Purchase Agreement, at the closing CAD 7 million was deposited into an escrow fund to secure certain tax, environmental, and other indemnification obligations of the Sellers. The escrow fund, less any claims made, will be released to the sellers in two installments on the 12-month and 18-month anniversaries of the closing.

The foregoing description of the transaction contemplated by the Purchase Agreement does not purport to be a complete statement of the parties' rights under the Purchase Agreement and is qualified in its entirety by reference to the full text of the Purchase Agreement, which will be filed as an exhibit to Kadant's Annual Report on Form 10-K for the fiscal year ended December 28, 2013. A copy of the press release announcing the execution of the Purchase Agreement is filed with this report as Exhibit 99.

(b)   Amendment of Credit Facility

On November 1, 2013, Kadant, a Delaware corporation, entered into a first amendment and limited consent (First Amendment) with the foreign subsidiary borrowers party thereto, the several banks and other financial institutions or entities party thereto, RBS CITIZENS, N.A., as administrative agent, and RBS CITIZENS, N.A., as multicurrency administrative agent. The First Amendment amends the credit agreement dated as of August 3, 2012 by and among Kadant, the foreign subsidiary borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto, RBS Citizens, N.A., as administrative agent, and RBS CITIZENS, N.A., as multicurrency administrative agent (Credit Agreement), which originally provided for a five year unsecured revolving credit facility. The First Amendment extends the maturity date of the Credit Agreement to November 1, 2018, adds Kadant Canada as an additional foreign subsidiary borrower to the Credit Agreement, and eliminates the financial covenant in the Credit Agreement limiting Kadant's capital expenditures. In addition, the First Amendment adds Canadian dollars as a currency and the Canadian Dollar Banker's Acceptance Rate as an index for borrowing in Canadian dollars. The First Amendment was entered into in connection with Kadant Canada's acquisition of Carmanah, described above. Under the First Amendment, the lenders agreed to waive certain funding conditions under the Credit Agreement in connection with the closing of the acquisition, which was funded in part with loans under the Credit Agreement.

The foregoing description of the First Amendment does not purport to be a complete statement of the parties' rights thereunder and is qualified in its entirety by reference to the full text of the First Amendment, which will be filed as an exhibit to Kadant's Annual Report on Form 10-K for the fiscal year ended December 28, 2013.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in the Current Report on Form 8-K filed by Kadant with the Securities and Exchange Commission on August 3, 2012, as amended as set forth in Item 1.01 above with respect to the First Amendment, including without limitation the addition of Kadant Canada as a foreign subsidiary borrower under the Credit Agreement, as so amended, is incorporated herein in its entirety.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

No.   Description

99   Press Release dated November 1, 2013, announcing the execution of the Purchase Agreement.

**KADANT INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: November 6, 2013	By	/s/ Thomas M. O'Brien
		Thomas M. O'Brien
		Executive Vice President and
		Chief Financial Officer

Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886
Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant to Acquire Carmanah Design and Manufacturing

WESTFORD, Mass., November 1, 2013 – Kadant Inc. (NYSE: KAI) announced that it has entered into a definitive agreement to acquire Carmanah Design and Manufacturing Inc. for Canadian dollars (CAD) 54 million in cash, or approximately USD 52 million, subject to a post-closing adjustment. Carmanah is a global leader in the design and manufacture of stranders and related equipment used in the production of oriented strand board (OSB), an engineered wood panel product used primarily in home construction. Carmanah also supplies debarking and wood chipping equipment used in both the forest products and the pulp and paper industries.

"I'm pleased to extend our presence into the forest products industry with the acquisition of Carmanah," said Jonathan W. Painter, president and chief executive officer of Kadant Inc. "Carmanah is the world leader in stranding equipment and we expect that the company will make a strong contribution to our business in 2014 and beyond. Industry analysts expect the annual growth rate of OSB production to be just under 10 percent per year over the next five years in North America. With more than 70 percent of Carmanah's business coming from parts and consumables, this acquisition will also advance our strategic plan to increase our aftermarket revenues."

Michael Colwell, president of Carmanah Design and Manufacturing Inc., commented, "We are excited to join Kadant and believe its global footprint will provide an opportunity for Carmanah to enhance its global market position. Kadant's emphasis on product quality and customer-driven solutions fits well with Carmanah's culture."

Carmanah is based in Surrey, British Columbia, just outside of Vancouver. The company has 73 employees and generated approximately CAD 7 million of EBITDA, including CAD 1 million of non-recurring expenses, on revenues of CAD 29 million for its fiscal year ended March 31, 2013.

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation; fluid-handling; and doctoring, cleaning, and filtration products are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our Fluid-Handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $332 million in 2012 and 1,600 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about the financial and operating performance of Carmanah Design and Manufacturing Inc., the benefits of the transaction, the expected future business and financial performance of the acquired company following the transaction and the forecasted growth of the OSB industry. Important factors could cause actual results to differ materially from those indicated by such statements, including: the ability to consummate the transaction, our ability to successfully integrate the acquired business and realize anticipated benefits from the transaction, unanticipated disruptions to the business, general economic conditions, and the future performance of the OSB industry and housing markets and other factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended June 29, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; our acquisition strategy; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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